UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 11, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

June 30, 2017

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 20

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Revenue	210,158	201,517	417,278	392,333
Cost of sales	162,783	149,715	320,763	299,435

Gross profit	47,375	51,802	96,515	92,898

Selling, general and administrative expenses	28,717	26,282	54,690	49,666
Research expenses	2,643	2,734	5,621	5,276

	31,360	29,016	60,311	54,942

Operating profit before manufacturing facility closures, restructuring and other related charges	16,015	22,786	36,203	37,956

Manufacturing facility closures, restructuring and other related charges (Note 4)	410	2,090	677	3,823

Operating profit	15,605	20,696	35,526	34,133

Finance costs (Note 3)
Interest	1,283	1,022	2,431	2,004
Other expense, net	274	411	702	320

	1,557	1,433	3,133	2,324

Earnings before income tax expense	14,048	19,263	32,393	31,809
Income tax expense (Note 5)
Current	2,753	3,197	5,446	5,273
Deferred	1,222	2,408	3,441	3,348

	3,975	5,605	8,887	8,621

Net earnings	10,073	13,658	23,506	23,188

Net earnings (loss) attributable to:
Company shareholders	10,199	13,658	23,661	23,188
Non-controlling interests	(126)	—	(155)	—

	10,073	13,658	23,506	23,188

Earnings per share attributable to Company shareholders (Note 9)
Basic	0.17	0.23	0.40	0.40
Diluted	0.17	0.22	0.40	0.38

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Net earnings	10,073	13,658	23,506	23,188

Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1)	87	(205)	273	(1,013)
Change in cumulative translation adjustments	2,475	(601)	4,912	4,081

Items that will be subsequently reclassified to net earnings	2,562	(806)	5,185	3,068

Comprehensive income for the period	12,635	12,852	28,691	26,256

Comprehensive income (loss) for the period attributable to:
Company shareholders	12,749	12,852	28,523	26,256
Non-controlling interests	(114)	—	168	—

	12,635	12,852	28,691	26,256

(1)	Presented net of the change in the deferred income tax expense of $53 and $167 for the three and six months ended June 30, 2017, respectively, and the deferred income tax benefit of $126 and $621 for the three and six months ended June 30, 2016, respectively. Refer to Note 11 for additional information on the Company’s cash flow hedges.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Six months ended June 30, 2016

(In thousands of US dollars, except for number of common shares)

(Unaudited)

				Accumulated other comprehensive loss
				Cumulative				Equity attributable
				translation	Reserve for			to Company
	Capital stock		Contributed	adjustment	cash flow			shareholders and
	Number	Amount	surplus	account	hedge	Total	Deficit	total equity
		$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

Transactions with owners
Exercise of stock options (Note 9)	82,500	478						478
Change in excess tax benefit on exercised share-based awards		99	(99)					—
Change in excess tax benefit on outstanding share-based awards			1,739					1,739
Share-based compensation (Note 9)			2,528					2,528
Share-based compensation expense credited to capital on options exercised (Note 9)		154	(154)					—
Repurchases of common shares (Note 9)	(147,200)	(862)					(835)	(1,697)
Dividends on common shares (Note 9)							(15,221)	(15,221)

	(64,700)	(131)	4,014				(16,056)	(12,173)

Net earnings							23,188	23,188

Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax benefit of $621) (Note 11)					(1,013)	(1,013)		(1,013)
Change in cumulative translation adjustments				4,081		4,081		4,081

				4,081	(1,013)	3,068	—	3,068

Comprehensive income for the period				4,081	(1,013)	3,068	23,188	26,256

Balance as of June 30, 2016	58,602,835	347,194	27,312	(16,326)	(1,285)	(17,611)	(126,084)	230,811

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Six months ended June 30, 2017

(In thousands of US dollars, except for number of common shares)

(Unaudited)

				Accumulated other comprehensive loss
				Cumulative				Equity
				translation	Reserve for			attributable	Non-
	Capital stock		Contributed	adjustment	cash flow			to Company	controlling	Total
	Number	Amount	surplus	account	hedge	Total	Deficit	shareholders	interests	equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

Transactions with owners
Exercise of stock options (Note 9)	226,875	1,362						1,362		1,362
Change in excess tax benefit on exercised share-based awards		500	(500)					—		—
Change in excess tax benefit on outstanding share-based awards			(2,198)				1,442	(756)		(756)
Share-based compensation (Note 9)			(7,874)				(5,228)	(13,102)		(13,102)
Share-based compensation expense credited to capital on options exercised (Note 9)		495	(495)					—		—
Dividends on common shares (Note 9)							(16,546)	(16,546)		(16,546)

	226,875	2,357	(11,067)				(20,332)	(29,042)		(29,042)

Net earnings (loss)							23,661	23,661	(155)	23,506

Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax expense of $167) (Note 11)					273	273		273		273
Change in cumulative translation adjustments				4,589		4,589		4,589	323	4,912

				4,589	273	4,862	—	4,862	323	5,185

Comprehensive income for the period				4,589	273	4,862	23,661	28,523	168	28,691

Non-controlling interest arising from investment in newly-formed enterprise (Note 10)									15	15

Balance as of June 30, 2017	59,287,210	353,560	18,518	(14,922)	137	(14,785)	(121,276)	236,017	6,590	242,607

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	10,073	13,658	23,506	23,188
Adjustments to net earnings
Depreciation and amortization	8,363	7,397	16,638	14,632
Income tax expense	3,975	5,605	8,887	8,621
Interest expense	1,283	1,022	2,431	2,004
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	209	656	(89)	1,184
(Reversal of impairment) impairment of inventories	(26)	804	(69)	1,227
Share-based compensation expense	3,976	2,542	5,164	4,136
Pension, post-retirement and other long-term employee benefits	698	703	1,383	1,410
Other adjustments for non-cash items	(569)	492	(394)	287
Income taxes paid, net	(2,461)	(1,965)	(2,762)	(2,164)
Contributions to defined benefit plans	(1,836)	(510)	(2,429)	(688)

Cash flows from operating activities before changes in working capital items	23,685	30,404	52,266	53,837

Changes in working capital items
Trade receivables	(1,176)	(2,515)	(3,406)	(9,056)
Inventories	(2,927)	(443)	(12,355)	(11,559)
Parts and supplies	(557)	(72)	(1,164)	(537)
Other current assets	(1,200)	(1,143)	1,245	1,313
Accounts payable and accrued liabilities and share-based compensation liabilities, current	2,196	(1,856)	(26,263)	(10,969)
Provisions	(432)	8	(1,311)	30

	(4,096)	(6,021)	(43,254)	(30,778)

Cash flows from operating activities	19,589	24,383	9,012	23,059

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(20,392)	(13,810)	(42,516)	(23,304)
Restricted cash	(71,785)	—	(71,785)	—
Other investing activities	14	5	33	(45)

Cash flows from investing activities	(92,163)	(13,805)	(114,268)	(23,349)

FINANCING ACTIVITIES
Proceeds from borrowings	113,966	24,668	153,477	89,303
Repayment of borrowings	(27,081)	(28,226)	(41,289)	(75,589)
Interest paid	(1,391)	(1,408)	(2,599)	(2,223)
Proceeds from exercise of stock options	1,256	363	1,362	478
Repurchases of common shares	—	—	—	(1,697)
Dividends paid	(8,365)	(7,574)	(16,681)	(15,083)
Other financing activities	(545)	—	(638)	—

Cash flows from financing activities	77,840	(12,177)	93,632	(4,811)

Net increase (decrease) in cash	5,266	(1,599)	(11,624)	(5,101)
Effect of foreign exchange differences on cash	1,353	349	1,393	509
Cash, beginning of period	4,106	14,273	20,956	17,615

Cash, end of period	10,725	13,023	10,725	13,023

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	10,725	20,956
Restricted cash (Note 6)	71,785	—
Trade receivables	94,078	90,122
Inventories	116,790	103,470
Parts and supplies	17,591	16,368
Other current assets	10,633	11,321

	321,602	242,237
Property, plant and equipment (Note 7)	258,250	233,478
Goodwill	31,617	30,841
Intangible assets	33,476	34,050
Deferred tax assets	32,346	36,611
Other assets	5,546	3,380

Total assets	682,837	580,597

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	73,986	98,016
Share-based compensation liabilities, current (Note 9)	11,549	2,200
Provisions, current	1,509	3,851
Borrowings, current (Note 8)	9,253	7,604

	96,297	111,671
Borrowings, non-current (Note 8)	284,636	172,221
Pension, post-retirement and other long-term employee benefits	29,878	30,832
Share-based compensation liabilities, non-current (Note 9)	4,855	296
Non-controlling interest put options (Note 11)	10,519	10,020
Deferred tax liabilities	9,504	9,332
Provisions, non-current	2,705	2,040
Other liabilities	1,836	1,242

	440,230	337,654

EQUITY

Capital stock (Note 9)	353,560	351,203
Contributed surplus	18,518	29,585
Deficit	(121,276)	(124,605)
Accumulated other comprehensive loss	(14,785)	(19,647)

Total equity attributable to Company shareholders	236,017	236,536
Non-controlling interests	6,590	6,407

Total equity	242,607	242,943

Total liabilities and equity	682,837	580,597

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2017

(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)

(Unaudited)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of June 30, 2017 and December 31, 2016, as well as its consolidated earnings, comprehensive income and cash flows for the three and six months ended June 30, 2017 and 2016 and the changes in equity for the six months ended June 30, 2017 and 2016.

These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These Financial Statements were authorized for issuance by the Company’s Board of Directors on August 10, 2017.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to the Company’s current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early adoption permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s Financial Statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	39,917	39,611	79,695	79,206
Termination benefits	(93)	193	66	334
Share-based compensation expense	3,976	2,543	5,164	4,136
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	719	725	1,425	1,455
Defined contributions plans	1,253	1,093	2,558	2,378

	45,772	44,165	88,908	87,509

Finance costs - Interest
Interest on borrowings	1,497	1,174	2,769	2,265
Amortization of debt issue costs on borrowings	147	108	276	216
Interest capitalized to property, plant and equipment	(361)	(260)	(614)	(477)

	1,283	1,022	2,431	2,004

Finance costs - Other expense, net
Foreign exchange loss (gain)	1	167	192	(170)
Other costs, net	273	244	510	490

	274	411	702	320

Additional information
Depreciation of property, plant and equipment	7,482	7,086	14,908	14,017
Amortization of intangible assets	881	311	1,730	615
Impairment of assets	360	1,625	217	2,597

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following tables describe the charges incurred by the Company which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
	$	$	$	$
Impairment of property, plant and equipment	277	83	289	490
Equipment relocation	47	455	123	499
Revaluation and impairment of inventories	127	575	16	694
Termination benefits and other labor related (recoveries) costs	(70)	161	(96)	435
Restoration and idle facility costs	20	898	33	1,653
Professional fees	25	401	41	535
Insurance proceeds	—	(483)	—	(483)
Other (recoveries) costs	(16)	—	271	—

	410	2,090	677	3,823

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down.

The charges incurred in the three and six months ended June 30, 2017 were primarily related to asset impairment charges associated with small restructuring initiatives and the closure and post-closure activities related to the Columbia, South Carolina and TaraTape Fairless Hills, Pennsylvania manufacturing facilities. Included in Other costs in the table above were charges primarily related to product trials to support post-South Carolina Flood stencil production.

The charges incurred in the three and six months ended June 30, 2016 were primarily related to the South Carolina Flood including real and personal property damage, site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process. Also included in manufacturing facility closures, restructuring and other related charges for the three months ended June 30, 2016 was $0.5 million in insurance claim settlement proceeds. The Company received a total of $5.0 million in insurance claim settlement proceeds in the second quarter of 2016 related to the South Carolina Flood of which the remaining $4.5 million was recorded in cost of sales.

5 - INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Income tax expense	$3,975	$5,605	$8,887	$8,621
Earnings before income tax expense	$14,048	$19,263	$32,393	$31,809
Effective tax rate	28.3%	29.1%	27.4%	27.1%

6 - RESTRICTED CASH

Cash is considered restricted when it is subject to restrictions that prevent its use for current purposes.

The Company’s restricted cash consists of $71.8 million transferred into a third-party trust account as part of the Company’s acquisition of substantially all the assets of Canadian Technical Tape Ltd. which closed on July 1, 2017. The $71.8 million was released from the third-party trust account following the closing on July 1, 2017.

Refer to Note 12 for more information.

7 - PROPERTY, PLANT AND EQUIPMENT

Capital expenditures totaled $20.4 million and $42.5 million in the three and six months ended June 30, 2017, respectively, and $13.8 million and $23.3 million in the three and six months ended June 30, 2016, respectively.

Capital expenditures incurred in the first six months of 2017 were primarily to support the water-activated tape capacity expansion at the Midland, North Carolina manufacturing facility (“WAT Project”) and other growth initiatives and maintenance needs.

Capital expenditures incurred in the first six months of 2016 primarily related to the shrink film capacity expansion at the Portugal manufacturing facility, the relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation, the WAT Project and other growth initiatives and maintenance needs.

The following table summarizes the net book value of property, plant and equipment:

	June 30,	December 31,
	2017	2016
	$	$
Land	6,122	5,521
Buildings	31,356	31,873
Manufacturing equipment	147,099	145,393
Computer equipment and software	5,810	6,183
Furniture, office equipment and other	609	601
Construction in progress	67,254	43,907

	258,250	233,478

The following table summarizes information related to commitments to purchase machinery and equipment:

	June 30,	December 31,
	2017	2016
	$	$
Commitments to purchase machinery and equipment	30,351	32,375

8 - BORROWINGS

On June 9, 2017, the Company amended its $300.0 million revolving credit facility with a syndicate of financial institutions (“Revolving Credit Facility”) to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility credit limit to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of the Revolving Credit Facility if needed, subject to the credit agreement’s existing terms and lender approval. In securing the amendment, the Company incurred debt issue costs amounting to $0.5 million which were capitalized and are being amortized using the straight-line method over the remaining life of the Revolving Credit Facility. As of June 30, 2017, the Company had drawn a total of $281.5 million against the Revolving Credit Facility, which consisted of $274.7 million of borrowings and $6.8 million of standby letters of credit.

Borrowings are comprised of the following:

	June 30, 2017	December 31, 2016
	$	$
Revolving Credit Facility (1)	272,993	159,608
Finance lease liabilities	11,400	14,265
Forgivable government loan	4,358	3,276
Mortgage and other loans	5,138	2,676

	293,889	179,825
Less: current borrowings	9,253	7,604

	284,636	172,221

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.8 million and $1.4 million as of June 30, 2017 and December 31, 2016, respectively.

9 - CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of June 30, 2017 and December 31, 2016 were 59,287,210 and 59,060,335, respectively.

Dividends

The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365

(1)	The Aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases

Under the Company’s normal course issuer bid (“NCIB”), it has the ability to repurchase for cancellation up to 4,000,000 of the Company’s common shares.

As of June 30, 2017, 4,000,000 shares remained available for repurchase under the NCIB. For the six months ended June 30, 2016, the Company repurchased 147,200 shares at an average purchase price of CDN$15.77, resulting in a total purchase price of $1.7 million. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

The NCIB which expired on July 13, 2017 was renewed for a twelve-month period starting July 17, 2017.

Earnings Per Share

The weighted average number of common shares outstanding is as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Basic	59,153,920	58,657,691	59,144,024	58,656,679
Effect of stock options	403,523	845,296	399,307	799,511
Effect of performance share units	—	1,331,406	289,820	1,071,339

Diluted	59,557,443	60,834,393	59,833,151	60,527,529

There were no stock options that were anti-dilutive and excluded from the diluted earnings per share calculations for the periods ended June 30, 2017 and 2016.

The effect of performance share units (“PSUs”) included in the calculation of weighted average diluted shares outstanding includes the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
PSUs which met the performance criteria (1)	—	887,604	885,718	887,604

(1)	See section entitled “Performance Share Unit Plan” for additional information.

Stock Options

The following tables summarize information related to stock options:

	Three months ended June 30,				Six months ended June 30,
	2017		2016		2017		2016
Stock options exercised		161,875		60,200		226,875		82,500
Weighted average exercise price	CDN$	10.33	CDN$	7.80	CDN$	8.00	CDN$	7.54
Cash proceeds		$1,256		$363		$1,362		$478

	June 30, 2017
Stock options outstanding		834,375
Weighted average exercise price per stock option outstanding	CDN$	12.29
Weighted average fair value at grant date per stock option outstanding		$3.43

Performance Share Unit Plan

On February 17, 2017, the Board of Directors approved an amendment to the PSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The fair value of the PSUs is based on the Monte Carlo valuation model at each reporting period end date multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months.

The PSUs are earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability. The number of PSUs earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. Based on the Company’s TSR ranking as of June 30, 2017, the number of PSUs earned if all of the outstanding awards were to be settled at June 30, 2017, would be as follows:

Grant Date	Performance
March 13, 2015	150%
May 14, 2015	100%
May 20, 2015	100%
March 21, 2016	100%
December 20, 2016	0%
March 20, 2017	150%

The following table summarizes information about PSUs during the period:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
PSUs granted	—	—	358,377	392,572
Weighted average fair value per PSU granted	—	—	$16.15	$13.52
PSUs forfeited/cancelled	—	3,008	6,198	3,008
PSUs settled (1)	139,200	—	139,200	—
Weighted average fair value per PSU settled	$27.74	—	$27.74	—
Expense recorded in earnings in selling, general and administrative expenses (“SG&A”)	$2,922	$1,453	$4,201	$2,255
Cash settlements	$4,174	—	$4,174	—

(1)	On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014, which had been earned and vested in accordance with the PSU plan. The PSU settlement occurred on June 22, 2017. The cash payment at settlement was calculated based on the number of settled PSUs held by the participant, multiplied by the volume weighted average trading price (“VWAP”) (CDN$24.60) of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. The number of PSUs earned was 150% of the grant amount based on the TSR ranking versus a specified peer group of companies as of June 11, 2017.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, considering the following weighted average assumptions:

	Six months ended
	June 30,
	2017		2016
Expected life		3 years		3 years
Expected volatility(1)		34%		36%
Risk-free interest rate		1.57%		1.05%
Expected dividends(2)		0.00%		0.00%
Performance period starting price(3)	CDN$	22.26	CDN$	18.49
Closing stock price on TSX as of the estimation date	CDN$	21.94	CDN$	18.44

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

June 30, 2017
PSUs outstanding	1,105,056
Weighted average fair value per PSU outstanding	$20.57
Outstanding amounts recorded in the consolidated balance sheets in share-based compensation liabilities, current	$6,532
Outstanding amounts recorded in the consolidated balance sheets in share-based compensation liabilities, long-term	$4,855

Deferred Share Unit Plan

On February 17, 2017, the Board of Directors approved an amendment to the Deferred Share Unit (“DSU”) Plan to provide for only cash settlement of DSU awards. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The fair value of DSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current.

The following tables summarize information related to DSUs:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
DSUs granted	32,280	—	40,242	11,714
Weighted average fair value per DSU granted	$18.58	—	$18.30	$14.29
Expense recorded in earnings in SG&A(1)	$813	$57	$834	$117

June 30, 2017
DSUs outstanding	159,490
Weighted average fair value per DSU outstanding	$18.95
Outstanding amounts recorded in the consolidated balance sheets in share-based compensation liabilities, current (1)	$3,147

(1)	Includes effect of DSUs received in lieu of cash for directors’ fees not yet granted.

Stock Appreciation Rights

The following tables summarize information regarding stock appreciation rights (“SARs”):

	Three months ended				Six months ended
	June 30,				June 30,
	2017		2016		2017		2016
SARs exercised		—		6,250		13,250		147,727
Base price	CDN$	7.56	CDN$	7.56	CDN$	7.56	CDN$	7.56
Expense recorded in earnings in SG&A		$194		$910		$7		$1,446

Cash payments on exercise, including awards exercised but not yet paid		—		$66		$155		$1,264

June 30, 2017
SARs outstanding	147,500
Aggregate intrinsic value of outstanding vested awards	$1,943
Outstanding amounts vested recorded in the consolidated balance sheets in share-based compensation liabilities, current	$1,870

10 - INVESTMENT IN NEWLY-FORMED ENTERPRISE

On June 23, 2017, the Company, under a Share Subscription and Shareholder Agreement, purchased 99.7% of the issued and outstanding shares in Capstone Polyweave Private Limited (doing business as “Capstone”), a newly-formed enterprise in India (“Capstone Investment”). The principal purpose of the Capstone Investment will be to further extend the Company’s woven products business through a global supply of woven products. The Company invested $5.1 million in cash, funded primarily from the Company’s Revolving Credit Facility.

The balance sheet of Capstone subsequent to the investment is as follows:

June 23, 2017
$
Current assets
Cash	5,066
Other assets	578

5,644

Current liabilities
Accounts payable and accrued liabilities	20
Borrowings, current	559

579

5,065

June 23, 2017
$
Consideration paid for investment	5,050
Plus: remaining non-controlling interest	15

Fair value of net assets	5,065

The Company will be partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (d/b/a “Airtrax”). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration to be provided of approximately $13 million, which is expected to be financed with funds from the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The payments from the Company will be made in several tranches over a period of approximately six to twelve months from June 23, 2017, with the Airtrax net asset contribution to be made at the end of that period.

The advisory fees and other costs associated with establishing the newly-formed enterprise of $0.7 million and $1.0 million for the three and six months ended June 30, 2017, respectively, are included in the Company’s consolidated earnings in SG&A.

11 - FINANCIAL INSTRUMENTS

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges.

The terms of the interest rate swap agreements are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000	Monthly	1.197%
June 8, 2017	June 20, 2022	$40,000	Monthly	1.790%
August 20, 2018	August 18, 2023	$60,000	Monthly	2.045%

As of June 30, 2017, the carrying amount and fair value of the interest rate swap agreements was an asset included in other assets in the consolidated balance sheet, amounting to $0.2 million. As of December 31, 2016, the carrying amount and fair value was a liability included in other liabilities in the consolidated balance sheet amounting to $0.2 million.

The following table summarizes information regarding the change in fair value of the interest rate swap agreements:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Increase (decrease) in fair value of the derivatives used for calculating hedge effectiveness	$140	($331)	$440	($1,634)

Classification and Fair Value of Financial Instruments

The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value.

The Company categorizes long-term borrowings and interest rate swaps as Level 2 of the fair value hierarchy. The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

The Company categorizes its non-controlling interest put options in Powerband(1) as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options in Powerband by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation is made using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between $4.5 million and $7.5 million, and a discount rate of 12.7%, which the Company believed to be commensurate with the risks inherent in the ownership interest. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could result in a higher or lower fair value measurement. On July 4, 2017, the Company and the minority shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on the minority shares had been triggered to purchase the 26% shareholding interest currently held by the minority shareholders in Powerband. As a result, a valuation is required as of the July 4, 2017 execution date. The valuation has not yet been completed as of the Financial Statement date of authorization. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows; therefore, the updated valuation could result in a higher or lower fair value measurement.

The reconciliation of the carrying amount of the non-controlling interest put options resulting from the Powerband Acquisition(1) classified within Level 3 is as follows:

Level 3
$
Balance as of December 31, 2016	10,020
Net foreign exchange differences	499

Balance as of June 30, 2017	10,519

(1)	“Powerband Acquisition” refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016.

12 - POST REPORTING EVENTS

Non-Adjusting Events

•	On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (doing business as “Cantech”), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec for an aggregate purchase price of approximately $67 million, net of cash acquired of $4.8 million and subject to a post-closing working capital adjustment (“Cantech Acquisition”). The purchase price was financed with funds available under the Revolving Credit Facility. The former shareholders of Cantech have in escrow $10.2 million related to customary representations, warranties and covenants in the Cantech purchase agreement which contains customary indemnification provisions. The Cantech Acquisition is expected to further enhance and extend the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US, and Europe. The Cantech Acquisition will be accounted for using the acquisition method of accounting. The Company expects a significant portion of the acquisition purchase price to be assigned to goodwill and intangible assets. The Company expects a significant portion of the goodwill to be deductible for income tax purposes. Management is not yet able to provide a breakout of the purchase price allocation due to the timing of the acquisition and the post-closing working capital adjustment.

•	On July 4, 2017, the Company and the minority shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option had been triggered to purchase the 26% shareholding interest currently held by the minority shareholders of Powerband. As of August 10, 2017, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.

•	On August 8, 2017, the Company acquired 3,250,000 additional shares of Capstone for a purchase price of $5.1 million. The purchase price was financed with funds available under the Revolving Credit Facility.

•	The NCIB which expired on July 13, 2017 was renewed for a twelve-month period starting July 17, 2017. Under the renewed NCIB, the Company may repurchase for cancellation up to 4,000,000 common shares. As of August 10, 2017, no shares have been repurchased under the renewed NCIB.

•	On August 10, 2017, the Company declared a quarterly cash dividend of $0.14 per common share payable on September 29, 2017 to shareholders of record at the close of business on September 15, 2017. The estimated amount of this dividend payment is $8.3 million based on 59,287,210 of the Company’s common shares issued and outstanding as of August 10, 2017.

•	Effective July 21, 2017 the Company entered into an interest rate swap agreement that is designated as a cash flow hedge to minimize the long-term cost of borrowings priced at the 30-day Canadian Dollar Offering Rate. The terms of the interest rate swap agreements are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
July 21, 2017	July 18, 2022	CDN$90,000	Monthly	1.154%

The notional amount will decrease by CDN$18.0 million on the 18th of July of every year until settlement.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2017.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2017 and ended on June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of August, 2017

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2017.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2017 and ended on June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of August, 2017.

By:	/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer